

March 13, 2014

<u>Via E-mail</u>
Edward C. Arditte
Co-President and Chief Financial Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

      Re: **Fairway Group Holdings Corp.**
              Form 10-K for Fiscal Year Ended March 31, 2013
              Filed June 6, 2013
              Form 10-Q for Fiscal Quarter Ended December 29, 2013
              Filed February 6, 2014
              Form 8-K
              Filed November 12, 2013
              File No. 1-35880

Dear Mr. Arditte:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 6 – Selected Financial Data, page 44

1. Within your reconciliation of net income to Adjusted EBITDA on page 49 you have included a line item referred to as "Non-recurring items." Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar

charge or gain within the prior two years. Please revise or tell us why you believe referring to these items as "non-recurring items" is in accordance with Item 10(e) of Regulation S-K.

2. Please tell us if the adjustments and related amounts depicted in arriving at the measure you disclose as "Adjusted EBITDA" are in accordance with your senior credit facility referred to on page 48. If so, please revise to clarify this fact. In this regard, we note the financial covenants in your senior credit facility are based on Adjusted EBITDA; however, certain adjustments are subject to dollar limitations.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Estimates, page 68

3. Please expand your disclosure to provide quantitative as well as qualitative disclosure to provide greater insight into the quality and variability of the critical judgments you make in arriving at estimates that have a significant impact on your financial condition and operating performance. Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, your discussion of income taxes does not identify what estimates you actually make with respect to your deferred tax assets and liabilities. Refer to Refer to Release Nos. 33-8350 and 34-48960.

Item 8 – Financial Statements and Supplementary Data, page 72

Notes to Consolidated Financial Statements, page 79

13. Income Taxes, page 103

4. We note you provided a partial valuation allowance of approximately $39 million against deferred taxes during the period ended December 30, 2012 based on a revised forecast of your taxable income through 2018; later increased to $41 million for losses incurred in the quarter ended March 31, 2013. We also note you had incurred net losses since 2009 and you likely needed to generate significantly greater revenue in future periods to achieve profitability in light of your planned expansion, increased production, corporate overhead and associated costs of capital as of March 31, 2013. Please expand your disclosures to provide additional insight into how you determined the amount of the valuation allowance to record. In this regard, please consider each of the following points in your disclosures:

   • Please expand your discussion of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to record a partial valuation allowance on the deferred income tax assets.

- Please explain how you determined that no valuation allowance was required for the remaining deferred tax assets at March 31, 2013.

- Please include a discussion of the anticipated future trends included in your projections of future taxable income as of March 31, 2013.

Form 10-Q for Fiscal Quarter Ended December 29, 2013

Item 1 – Financial Statements (Unaudited), page 5

Notes to Unaudited Consolidated Financial Statements, page 9

8. Income Taxes, page 15

5. We note you revised your forecast of taxable income during the thirteen week period ended December 29, 2013 and took a full valuation allowance against your net deferred tax assets based on your consideration of new evidence. Please revise to discuss the changes in such factors that occurred between March 31, 2013 and the thirteen week period ended December 29, 2013. In this regard, please include the following information in your revised disclosures:

- Please explain what new evidence arose subsequent to March 31, 2013 pertaining to your projected operating performance, pre-opening costs, equity compensation charges and initial public offering costs.

- Please quantify, to the extent possible, how this new evidence changed your forecast of taxable income.

- You state you expect to incur additional net operating losses before generating future taxable income. Please disclose the fiscal year through which you expect to incur additional net operating losses and address the future trends included in your revised projections of future taxable income.

Form 8-K Filed November 12, 2013

Exhibit 99.1

6. We note your disclosure of the non-GAAP measure adjusted EBITDA. Please note Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP

measure presented, explain why you believe the measures provide useful information to investors regarding your financial condition and results of operations and additional purposes, if any, for which you use such non-GAAP measures. Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief